UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO


                                 Amendment No. 3
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                          Pre-Paid Legal Services, Inc.
                       (Name of Subject Company (Issuer))

                          Pre-Paid Legal Services, Inc.
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   740065 107
                      (CUSIP Number of Class of Securities)

                                   Randy Harp
                             Chief Operating Officer
                          Pre-Paid Legal Services, Inc.
                                One Pre-Paid Way
                               Ada, Oklahoma 74820
                                 (580) 436-1234
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                 with a copy to:
                            Michael M. Stewart, Esq.
                   Crowe & Dunlevy, A Professional Corporation
                   20 North Broadway, addressStreetSuite 1800
                 placeCityOklahoma City, StateOK PostalCode73102
                                 (405) 235-7700






                            CALCULATION OF FILING FEE



Transaction valuation*                                      Amount of filing fee
----------------------                                      --------------------
$35,000,000.00                                                     $7,000.00

     * Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 1,000,000 of common stock of Pre-Paid Legal Services, Inc. at the maximum tender offer purchase price of $35.00 per share in cash.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,000.00
Form or Registration Number: Schedule TO
Filing Party: Pre-Paid Legal Services, Inc.
Date Filed: July 5, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]




This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 5, 2006, as amended July 21, 2006 and August 3, 2006 (the "Schedule TO") by Pre-Paid Legal Services, Inc (the "Company" or "PPLS") relating to the offer of PPLS to purchase up to 1,000,000 shares of its common stock, at a price of $35.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 5, 2006, (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended or supplemented from time to time, together constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase.

Item 4.           Terms Of The Transaction.

Item 4 is hereby amended and supplemented by adding the following language:

     The tender offer expired at 5:00 p.m., New York City time, on August 2, 2006. A total of 166,960 shares were properly tendered and not properly withdrawn at $35.00 per share prior to the expiration of the tender offer. Pre-Paid accepted for payment a total of 166,960 shares at a purchase price of $35.00 per share. Pre-Paid funded the purchase price of $5.8 million with proceeds of a previously closed $75 million term loan facility.

Item 11. Additional Information.

Item 11 is hereby amended and supplemented by adding the following information:

     On August 8, 2006, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., New York City time, August 2, 2006. A copy of the press release is filed as Exhibit (a)(5)(v) to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended and supplemented by adding the following information:

             Exhibit Number        Description

             (a)(5)(v) Press Release dated August 8, 2006 announcing final results of the tender offer






                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

         Date:  August 8, 2006

                          PRE-PAID LEGAL SERVICES, INC.


                          By:  /s/ Steve Williamson
                             ---------------------------------------------------
                             Steve Williamson, Chief Financial Officer





                                   EXHIBIT INDEX


Exhibit Number                     Description

(a)(5)(v) Press Release dated August 8, 2006 announcing preliminary results of the tender offer






For Immediate Release                                 Company  Steve Williamson
Tuesday, August 8, 2006                               Contact:    (580) 436-1234

                     PRE-PAID LEGAL SERVICES, INC. ANNOUNCES
                        FINAL RESULTS OF ITS TENDER OFFER

ADA, OK, August 8, 2006 - Pre-Paid Legal Services, Inc. (NYSE:PPD), announced the final results of our tender offer, which expired at 5:00 p.m. E.D.T., on August 2, 2006. We commenced the tender offer on July 5, 2006 to purchase up to 1,000,000 shares of our common stock at $35.00 per share, net to the seller in cash, without interest. Based on the final count by UMB Bank, N.A., the depositary for the tender offer, 166,960 shares of common stock were properly tendered and not withdrawn. The final count of shares purchased is less than the amount we communicated in the preliminary announcement on August 3, 2006, by 28,130 shares, reflecting failed delivery of these shares prior to 5:00 p.m. on August 7, 2006. We have purchased all of the 166,960 tendered shares of our common stock at a price of $35.00 per share, at a total cost of approximately $5.8 million. We financed the purchase of our securities in the tender offer with proceeds of a $75 million term loan facility we closed with Wells Fargo Foothill, Inc. on June 23, 2006.

As a result of the completion of the tender offer, we have 14,348,949 shares outstanding. Georgeson Shareholder Communications, Inc. acted as information agent for the offer.


About Us
We develop, underwrite and market legal service plans across North America. The plans provide for legal service benefits, including unlimited attorney consultation, letter writing, document preparation and review, will preparation, traffic violation defense, automobile-related criminal charges defense and a general trial defense. We also market an identity theft protection plan. More information can be located at our homepage on the worldwide web at http://www.prepaidlegal.com/.

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